SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

SPACEHAB, Incorporated

(Name of Subject Company (Issuer))

SPACEHAB, Incorporated

(Name of Filing Person (Issuer))

8% Convertible Subordinated Notes due 2007

5.5% Senior Convertible Notes due 2010

(Title of Class of Securities)

846243 AC 7

846243 AB 9

846243 AD 5

(CUSIP Number of Class of Securities)

Brian K. Harrington

12130 State Highway 3, Building 1

Webster, Texas 77598

Telephone: (713) 558-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

William B. Nelson

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, Texas 77010

Telephone: (713) 547-2084

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$63,250,000	$1,941.78

(1)	For purposes of calculating amount of filing fee only. Estimated pursuant to Rule 457(f)(2) based on the book value of the Issuer’s 8% Convertible Subordinated Notes due 2007 and the Issuer’s 5.5% Senior Convertible Notes due 2010 that may be received by the Company in the exchange offer.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $30.70 for each $1,000,000.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 2 to Schedule TO is the final amendment to the Schedule TO filed by SPACEHAB, Incorporated (the “Company”) with the Securities and Exchange Commission on August 31, 2007, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on September 21, 2007, in connection with the Company’s offer to exchange (the “Exchange Offer”) 74 shares of common stock and 1.2 shares of Series C Convertible Preferred Stock for each $1,000 principal amount of outstanding 8% Convertible Subordinated Notes due 2007 (the “Junior Notes”) up to $10,306,000 in aggregate principal amount of the Junior Notes and 667 shares of common stock and 1 share of Series C Convertible Preferred Stock for each $1,000 principal amount of outstanding 5.5% Senior Convertible Notes due 2010 (the “Senior Notes”) up to $52,944,000 in aggregate principal amount of the Senior Notes, upon the terms and subject to the conditions set forth in the Exchange Offer materials which are filed as Exhibits to the Schedule TO (which Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”). This Amendment No. 2 reports the results of the Exchange Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby and by Amendment No. 1 thereto, all terms of the Exchange Offer and Offer Materials and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

The Exchange Offer expired at 5:00 p.m., New York City time, on October 1, 2007, and was not extended. An aggregate in principal amount of approximately $7.4 million of Junior Notes and an aggregate in principal amount of approximately $45.6 million of Senior Notes were validly tendered and not withdrawn. These amounts represent approximately 72% and 86%, respectively, of all Junior Notes and Senior Notes. On October 2, 2007, the Company issued a press release announcing the results of the Exchange Offer. The press release is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(K)            Press release dated as of October 2, 2007.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2007	SPACEHAB, Incorporated

	By:	/s/ Brian K. Harrington
Brian K. Harrington
Senior Vice President and Chief Financial Officer

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EXHIBIT INDEX

The Index of Exhibits to the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description
(a)(1)(K)	Press release dated as of October 2, 2007.

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